Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS AGREEMENT, made as of the 1st day of January 2005, among LEESPORT FINANCIAL CORP. (“Company”), a Pennsylvania business corporation having a place of business at 1240 Broadcasting Road, Wyomissing, Pennsylvania, LEESPORT BANK (“Bank”), a national banking association having a place of business at 1240 Broadcasting Road, Wyomissing, Pennsylvania, and RAYMOND H. MELCHER, JR. (“Executive”), an adult individual.

WITNESSETH:

WHEREAS, Bank is the wholly owned banking subsidiary of Company;

WHEREAS, Company, Bank and Executive have been parties to an employment agreement dated June 15, 1998, as amended January 22, 2002, which is due to expire December 31, 2005;

WHEREAS, Company and Bank desire to continue to employ Executive in the capacity of President and Chief Executive Officer of each of Company and Bank on the terms and conditions set forth herein;

WHEREAS, Executive desires to accept employment with Company and Bank on the terms and conditions set forth herein.

AGREEMENT:

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

1.  Employment.  Company and Bank each hereby employ Executive, and Executive hereby accepts employment with Company and Bank, on the terms and conditions set forth in this Agreement.  By entering into this Agreement the parties agree that Executive’s current employment agreement is null and void as of the date first above set forth, being superceded in all respects by this Agreement.

2.  Duties of Employee.  Executive shall perform and discharge well and faithfully such duties as an executive officer of Company and of Bank as may be assigned to Executive from time to time by the respective Boards of Directors of Company and of Bank.  Executive shall be employed as President and Chief Executive Officer of Company and of Bank, and shall hold such other titles as may be given to him from time to time by the respective Boards of Directors of Company and of Bank.  Executive shall devote his full time, attention and energies to the business of Company and of Bank during the Employment Period (as defined in Section 3 of this Agreement); provided, however, that this Section 2 shall not be construed as preventing Executive from (a) investing Executive’s personal assets in enterprises that do not compete with Company or Bank or (b) being involved in any other activity with the prior approval of the Board of Directors of Company and Bank.

3.  Term of Agreement.

(a)  This Agreement shall be for a three (3) year period (the “Employment Period”) commencing on January 1, 2005 and ending on December 31, 2007; provided, however, that the Employment Period shall be automatically extended on January 1, 2008 and on December 31 of each subsequent year (the “Annual Renewal Date”) for a period ending one (1) year from each Annual Renewal Date unless either party shall give written notice of nonrenewal to the other party at least thirty (30) days prior to an Annual Renewal Date, in which event this Agreement shall terminate at the end of the then existing Employment Period.

(b)  Notwithstanding the provisions of Section 3(a) of this Agreement, this Agreement shall terminate automatically for Cause (as defined herein) upon written notice from the Board of Directors of each of Company and Bank to Executive.  As used in this Agreement, “Cause” shall mean any of the following:

(i)  Executive’s conviction of or plea of guilty or nolo contendere to a felony, a crime of falsehood, or a crime involving moral turpitude, or the actual incarceration of Executive for a period of forty-five (45) consecutive days or more;

(ii)  Executive’s failure to follow the good faith lawful instructions of the Board of Directors of Company or Bank with respect to its operations, following written notice of such instructions;

(iii)  Executive’s willful failure to substantially perform Executive’s duties to Company or Bank, other than a failure resulting from Executive’s incapacity because of physical or mental illness; or

(iv)  Executive’s willful failure to enforce, or willful violation of, the written policies and procedures of Company or Bank.

If this Agreement is terminated for Cause, Executive’s rights under this Agreement shall cease as of the effective date of such termination, provided, however, that Executive shall be entitled to payment of any regular salary accrued, but not yet paid, through the date of his termination for Cause.  Executive will not be entitled to any portion of any bonus that might otherwise have been payable to him.

(c)  Notwithstanding the provisions of Section 3(a) of this Agreement, this Agreement shall terminate automatically upon Executive’s voluntary termination of employment (other than after a Change in Control as defined in Section 5(b) of this Agreement), retirement at Executive’s election, or Executive’s death, and Executive’s rights under this Agreement shall cease as of the date of such voluntary termination, retirement at Executive’s election, or death. Except as otherwise specifically provided herein, if this Agreement is terminated for any such reason, Executive’s rights under this Agreement shall cease as of the effective date of such termination, provided, however, that Executive shall be entitled to payment of any regular salary accrued, but not yet paid, through the date of his termination.  Executive will not be entitled to any portion of any bonus that might otherwise have been payable to him.

(d)  Notwithstanding the provisions of Section 3(a) of this Agreement, this Agreement shall terminate automatically upon Executive’s disability and Executive’s rights under this Agreement shall cease as of the date of such termination; provided, however, that, if Executive becomes disabled after a Change in Control, as defined in Section 5(b) of this Agreement, Executive shall nevertheless be absolutely entitled to receive all of the compensation and benefits provided for in, and for the term set forth in, Section 6 of this Agreement.  For purposes of this Agreement, disability shall mean Executive’s incapacitation by accident, sickness, or otherwise which renders Executive mentally or physically incapable of performing the services required of Executive for three hundred sixty (360) consecutive days.

(e)  Executive agrees that, in the event his employment under this Agreement is terminated, Executive shall concurrently resign as a director of Company or Bank, or any affiliate of Company or Bank, if he is then serving as a director of any of such entities.

4.  Employment Period Compensation.

(a)  Salary.  For services performed by Executive under this Agreement, Company and Bank shall pay Executive a salary, in the aggregate, during the Employment Period, at the rate of $270,000 per year, payable at the same times as salaries are payable to other executive employees of Company or of Bank.  Company and/or Bank may, from time to time, increase Executive’s salary, and any and all such increases shall be deemed to constitute amendments to this Section 4(a) to reflect the increased amounts, effective as of the date established for such increases by the Board of Directors of Company or of Bank or any committee of such Boards in the resolutions authorizing such increases.

(b)  Bonus.  For services performed by Executive under this Agreement, Company and Bank shall pay Executive a bonus, in the aggregate, during the Employment Period, in such amounts and at such times, annually, as is provided in such executive incentive plan for Executive as shall be approved by the Board of Directors of Company and in effect from time to time.  In addition, Company and/or Bank may, from time to time, pay such other bonus or bonuses to Executive as Company and/or Bank, in their sole discretion, deem appropriate.  The payment of any such bonuses shall not reduce or otherwise affect any other obligation of Company and/or Bank to Executive provided for in this Agreement.

(c)  Vacation.  During the term of this Agreement, Executive shall be entitled to paid annual vacation in accordance with the policies as established from time to time by the Boards of Directors of Company and Bank plus such other personal or bonus days as may be set forth in the policies of Company and Bank.  Executive shall not be entitled to receive any additional compensation from Company and Bank for failure to take a vacation, nor shall Executive be able to accumulate unused vacation time from one year to the next, except to the extent authorized by the Boards of Directors of Company and Bank.

(d)  Automobile.  During the term of this Agreement, Company and Bank shall provide Executive with exclusive use of an automobile.  Company and Bank shall be responsible and shall pay for all costs of insurance coverage, repairs, maintenance and other operating and incidental expenses, including license, fuel and oil.  Company and Bank shall provide Executive with a replacement automobile at approximately the time Executive’s automobile reaches three (3) years of age or 50,000 miles, whichever is first, and approximately every three (3) years or 50,000 miles thereafter, upon the same terms and conditions.

(e)  Employee Benefit Plans.  During the term of this Agreement, Executive shall be entitled to participate in and receive the benefits of any pension or other retirement benefit plan, profit sharing, stock option, employee stock ownership, or other plans, benefits and privileges given to employees and executives of Company and Bank, to the extent commensurate with his then existing duties and responsibilities, as fixed by the Boards of Directors of Company and Bank, including without limitation enrollment in Bank’s Supplemental Executive Retirement Program (SERP).  Company and Bank shall not make any changes in such plans, benefits or privileges which would adversely affect Executive’s rights or benefits thereunder, unless such change occurs pursuant to a program applicable to all executive officers of Company and Bank and does not result in a proportionately greater adverse change in the rights of or benefits to Executive as compared with any other executive officer of Company and Bank.  Nothing paid to Executive under any plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of the salary payable to Executive pursuant to Section 4(a) hereof.

5.  Termination of Employment Following Change in Control.

(a)  If a Change in Control (as defined in Section 5(b) of this Agreement) shall occur and if thereafter at any time there shall be any voluntary or involuntary termination of Executive’s employment (other than for the reasons set forth in Section 3(b) or 3(d) of this Agreement), then the provisions of Section 6 of this Agreement shall apply.

(b)  As used in this Agreement, “Change in Control” shall mean the occurrence of any of the following:

(i)  (A)  a merger, consolidation, or division involving Company, (B) a sale, exchange, transfer, or other disposition of substantially all of the assets of Company, or (C) a purchase by Company of substantially all of the assets of another entity, unless (x) such merger, consolidation, division, sale, exchange, transfer, purchase or disposition is approved in advance by eighty percent (80%) or more of the members of the Board of Directors of Company who are not interested in the transaction and (y) a majority of the members of the Board of Directors of the legal entity resulting from or existing after any such transaction and of the Board of Directors of such entity’s parent corporation, if any, are former members of the Board of Directors of Company; or

(ii)  any other change in control of Company similar in effect to any of the foregoing.

6.  Rights in Event of Termination of Employment Following Change in Control.

(a)  In the event that there is a Change in Control and the Executive’s employment terminates voluntarily or involuntarily other than for the reasons set forth in Section 3(b) or 3(d) of this Agreement, Executive shall be absolutely entitled to receive the compensation and benefits set forth below:

(i)  Company and Bank shall pay (or cause to be paid), in the aggregate, to Executive in cash, within thirty (30) days following termination, an amount equal to three (3.0) multiplied by the sum of (i) the highest annualized base salary paid or payable to Executive at any time during the three (3) years preceding such termination (including the year in which termination occurs) and (ii) the highest annual bonus paid or payable with respect to any of the three (3) years (including the year in which termination occurs) preceding such termination; and

(ii)  for a period of three (3) years following termination, the Executive shall be entitled to continue participation in Company’s health and other welfare benefit plans; provided, however, that, if the Executive is not permitted to participate in any of such plans in accordance with the administrative provisions of those plans and applicable federal and state law, Company and Bank shall pay (or cause to be paid) to the Executive in cash an amount equal to the after-tax cost to Executive to obtain substantially similar benefits.

(b)  Executive shall not be required to mitigate the amount of any payment provided for in this Section 6 by seeking other employment or otherwise.  The amount of payment or the benefit provided for in this Section 6 shall not be reduced by any compensation earned by Executive as the result of employment by another employer or by reason of Executive’s receipt of or right to receive any retirement or other benefits after the date of termination of employment or otherwise.

(c)  The amounts payable pursuant to this Section 6 shall constitute Executive’s sole and exclusive remedy in the event of involuntary termination of Executive’s employment by Company and/or Bank following a Change in Control.

7.  Rights in Event of Termination of Employment Absent Change in Control.

(a)  In the event that Executive’s employment is involuntarily terminated by Company and/or Bank without Cause and no Change in Control shall have occurred at the date of such termination, Company and Bank shall pay (or cause to be paid), in the aggregate, to Executive in cash, within thirty (30) days following termination, an amount equal to (i) Executive’s monthly base salary in effect on the date of termination multiplied by the number of months remaining in the Employment Period (but no less than eighteen (18) months in any case) plus (ii) a portion of the projected bonus otherwise payable to Executive for the year in which such termination occurs pro-rated for the period of time Executive is employed during such year.

(b)  Executive shall not be required to mitigate the amount of any payment provided for in this Section 7 by seeking other employment or otherwise.  The amount of payment or the benefit provided for in this Section 7 shall not be reduced by any compensation earned by Executive as the result of employment by another employer or by reason of Executive’s receipt of or right to receive any retirement or other benefits after the date of termination of employment or otherwise.

(c)  The amounts payable pursuant to this Section 7 shall constitute Executive’s sole and exclusive remedy in the event of involuntary termination of Executive’s employment by Company and/or Bank in the absence of a Change in Control.

8.  Potential Additional Termination Benefit.  In the event that the amounts and benefits payable under Sections 6 or 7 this Agreement, when added to other amounts and benefits which may become payable to the Executive by Company or Bank, are such that Executive becomes subject to the excise tax provisions of Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), Company shall pay Executive such additional amount or amounts as will result in the Executive’s retention (after the payment of all federal, state and local excise, employment, and income taxes on such payments and the value of such benefits) of a net amount equal to the net amount the Executive would have retained had the initially calculated payments and benefits been subject only to income and employment taxation.  For purposes of the preceding sentence, the Executive shall be deemed to be subject to the highest marginal federal, state, local and (if relevant) foreign tax rates.  All calculations required to be made under this subsection shall be made by Company’s independent public accountants, subject to the right of the Executive’s representatives to review the same.  All such amounts required to be paid shall be paid at the time any withholding may be required under applicable law, and any additional amounts to which the Executive may be entitled shall be paid or reimbursed no later than fifteen (15) days following confirmation of such amount by Company’s independent accountants.  In the event that any amounts paid hereunder by Company are subsequently determined to be in excess of the amounts owed because estimates were required or otherwise, the Executive will reimburse Company to correct the error upon written notice from Company, together with written confirmation of the same by Company’s independent accountants, as appropriate, and to pay interest thereon at the applicable federal rate (as determined under Code Section 1274 for the period of time such erroneous amount remained outstanding and unreimbursed).  In the event that any amounts paid hereunder by Company are subsequently determined to be less than the amounts owed (or paid later than when due) for any reason, Company will pay to the Executive the deficient amount, together with (i) interest at the greater of the above-referenced rate or the interest he is required to pay taxing authorities plus (ii) any penalties assessed against the Executive by such authorities.  Prior to its payment to the Executive, Company shall be entitled to request the delivery of proof (by calculations made by the Executive’s accountant or, in the case of tax assessments, the Executive’s delivery of copies of such assessments) of the underpaid amounts and any interest or penalties assessed by taxing authorities.  The parties recognize that the actual implementation of the provisions of this subsection are complex and agree to deal with each other in good faith to resolve any questions or disagreements arising hereunder.

9.  Covenant Not to Compete and Non-Solictation.

(a)  Executive hereby acknowledges and recognizes the highly competitive nature of the business of Company and Bank and accordingly agrees that, during and for the applicable period set forth in Section 9(c) hereof, Executive shall not:

(i)  be engaged, directly or indirectly, either for his own account or as agent, consultant, employee, partner, officer, director, proprietor, investor (except as an investor owning less than 5% of the stock of a publicly owned company) or otherwise of any person, firm, corporation, or enterprise engaged, in (1) the banking (including bank holding company) or financial services industry, or (2) any other activity in which Company or any of its subsidiaries is engaged at the date of termination of the Executive’s employment, in any county in which, at that date, a branch, office or other facility of Company or any of its subsidiaries is located or in which is located any such facility as to which Company or any of its subsidiaries is party to a binding commitment, letter of intent, memorandum of understanding or some other document that evidences its acquisition of such facility, or in any county contiguous to such a county, including contiguous counties located outside of the Commonwealth of Pennsylvania (the “Non-Competition Area”);

(ii)  provide financial or other assistance to any person, firm, corporation, or enterprise engaged in (1) the banking (including bank holding company) or financial services industry, or (2) any other activity in which Company or any of its subsidiaries is engaged at the date of termination of the Executive’s employment, in the Non-Competition Area; provided, however, that Executive shall not be prevented from operating, working for or otherwise being affiliated with a person, firm, corporation, or enterprise that provides consulting services to the banking or financial services industry, so long as Executive does not himself, directly or indirectly, provide consulting services to an entity in such industry within the Non-Competition Area;

(iii)  directly or indirectly solicit the sale of or sell any financial service or product offered by Company or Bank to any current customer or client of Company or Bank or any customer or client who did business with Company or Bank at any time within the twelve (12)-month period preceding the effective date of termination; or

(iv)  directly or indirectly solicit or hire any employee of Company or Bank or induce any such employee to terminate their employment relationship with Company or Bank.

(b)  It is expressly understood and agreed that, although Executive and Company consider the restrictions contained in Section 9(a) hereof reasonable for the purpose of preserving for Company and its subsidiaries their good will and other proprietary rights, if a final judicial determination is made by a court having jurisdiction that the time or territory or any other restriction contained in Section 9(a) hereof is an unreasonable or otherwise unenforceable restriction against Executive, the provisions of Section 9(a) hereof shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such other extent as such court may judicially determine or indicate to be reasonable.

(c)  The provisions of this Section 9 shall be applicable commencing on the date of this Agreement and ending on one of the following dates, as applicable:

(i)  if Executive’s employment terminates in accordance with the provisions of Section 3 (other than Section 3(b) relating to termination for Cause) or upon Company and Bank giving notice of non-renewal of this Agreement and Company or Bank continuing to pay Executive’s salary and provide him with medical benefits for a period of eighteen (18) months, eighteen (18) months after the effective date of termination of termination of employment;

(ii)  if Executive’s employment terminates in accordance with the provisions of Section 3(b) (relating to termination for Cause), Executive’s employment is involuntarily terminated in accordance with Section 7 prior to a Change in Control and the Executive actually receives the payments described in Section 7, Executive voluntarily terminates his employment other than after a Change in Control as defined in Section 5(b) hereof, or upon Executive giving notice of non-renewal of this Agreement, eighteen (18) months after the effective date of termination of employment; or

(iii)  if Executive voluntarily terminates his employment after a Change in Control as defined by Section 5(b) hereof or Executive’s employment is involuntarily terminated after a Change in Control, the effective date of termination of employment.

10.  Notices.  Except as otherwise provided in this Agreement, any notice required or permitted to be given under this Agreement shall be deemed properly given if in writing and if mailed by registered or certified mail, postage prepaid with return receipt requested, to Executive’s residence, in the case of notices to Executive, and to the principal executive offices of Company and Bank, in the case of notices to Company and Bank.

11.  Waiver.  No provision of this Agreement may be modified, waived, or discharged unless such waiver, modification, or discharge is agreed to in writing and signed by Executive and an executive officer specifically designated by the Boards of Directors of Company and Bank.  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

12.  Assignment.  This Agreement shall not be assignable by any party, except by Company and Bank to any successor in interest to their respective businesses.

13.  Entire Agreement.  This Agreement contains the entire agreement of the parties relating to the subject matter of this Agreement.

14.  Successors; Binding Agreement.

(a)  Company and Bank will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the businesses and/or assets of Company and Bank to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Company and Bank would be required to perform it if no such succession had taken place.  Failure by Company and Bank to obtain such assumption and agreement prior to the effectiveness of any such succession shall constitute a breach of this Agreement and the provisions of Section 6 of this Agreement shall apply.  As used in this Agreement, “Company” and “Bank” shall mean Company and Bank as defined previously and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

(b)  This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, heirs, distributees, devisees, and legatees.  If Executive should die following termination of Executive’s employment, and any amounts would be payable to Executive under this Agreement if Executive had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee, or other designee, or, if there is no such designee, to Executive’s estate.

15.  Arbitration.  Company, Bank and Executive recognize that, in the event a dispute should arise between them concerning the interpretation or implementation of this Agreement, lengthy and expensive litigation will not afford a practical resolution of the issues within a reasonable period of time.  Consequently, each party agrees that all disputes, disagreements and questions of interpretation concerning this Agreement are to be submitted for resolution, in Reading, Pennsylvania, to the American Arbitration Association (the “Association”) in accordance with the Association’s National Rules for the Resolution of Employment Disputes or other applicable rules then in effect (“Rules”).  Company and Bank or Executive may initiate an arbitration proceeding at any time by giving notice to the other in accordance with the Rules.  Company and Bank and Executive, may, as a matter of right, mutually agree on the appointment of a particular arbitrator from the Association’s pool.  The arbitrator shall not be bound by the rules of evidence and procedure of the courts of the Commonwealth of Pennsylvania but shall be bound by the substantive law applicable to this Agreement.  The decision of the arbitrator, absent fraud, duress, incompetence or gross and obvious error of fact, shall be final and binding upon the parties and shall be enforceable in courts of proper jurisdiction.  Following written notice of a request for arbitration, Company, Bank and Executive shall be entitled to an injunction restraining all further proceedings in any pending or subsequently filed litigation concerning this Agreement, except as otherwise provided herein.

16.  Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

17.  Applicable Law.  This Agreement shall be governed by and construed in accordance with the domestic, internal laws of the Commonwealth of Pennsylvania, without regard to its conflicts of laws principles.

18.  Headings.  The section headings of this Agreement are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

LEESPORT FINANCIAL CORP.

	By:	/s/ Karen A. Rightmire

	Attest:	/s/ Jenette L. Eck
“Company”

LEESPORT BANK

	By	/s/ Karen A. Rightmire

	Attest:	/s/ Jenette L. Eck
“Bank”

Witness:

/s/ Stephen A. Murray	/s/ Raymond H. Melcher, Jr.	(SEAL)
Raymond H. Melcher, Jr.
“Executive”